

October 11, 2023

Claudius Tsang
Chief Executive Officer and Chief Financial Officer
A SPAC I Mini Acquisition Corp.
Level 39, Marina Bay Financial Centre
Tower 2, 10 Marina Boulevard
Singapore, 018983

> **Re: A SPAC I Mini Acquisition Corp.**
> **Amendment No. 4 to Draft Registration Statement on Form F-4**
> **Submitted on September 29, 2023**
> **CIK No. 0001981662**

Dear Claudius Tsang:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-4

Proposal No. 2 - The Acquisition Merger Proposal
Operational Projections and Assumptions, page 120

1. We note your disclosure that recent developments have caused a significant likelihood that NewGenIvf's actual results over the time periods and under the scenarios covered by the projections would be materially different. We also note that NewGenIvf has not updated its projections at this time. In light of these changed circumstances, please explain to us what consideration you have given to requesting that NewGenIvf update its projections. In addition, please revise your MD&A to discuss in depth these changes in circumstances. Refer to Item 5.A, B and D of Form 20-F. We may have further comment after review of the updated NewGenIvf financial statements that are now required.

2.   We note your statements here concerning the change in circumstances since the forecasts were prepared. Please revise your Selected Financial Analyses discussion starting on page 124 to reflect any similar considerations.

Unaudited Pro Forma Condensed Combined Financial Statements, page 198

3.   We note your expanded disclosure in response to prior comment 4. Please also (i) quantify the number of outstanding warrants and any other securities that were not included in the computation of diluted EPS because to do so would have been antidilutive and (ii) disclose in adjustment (EE) the pertinent terms of the warrants and any other securities (e.g., exercise prices, exercisability provisions, expiration dates, terms, etc.).

4.   We note your revised disclosure in response to prior comment 5. Please also address whether the Earnout Shares will result in the recognition of a financial instrument that is classified as a liability recognized at fair value with changes in fair value reflected in earnings or a financial instrument classified as equity with no subsequent remeasurement. Provide us any additional analysis to support your accounting and any related pro forma adjustments. If you do not believe a pro forma adjustment or accounting recognition is required for the Earnout Shares, describe this reasoning, accordingly.

Financial Statements of NewGenIvf Limited
Consolidated Balance Sheets, page F-44

5.   We note your revised disclosure in response to prior comment 6 that the dividends remain subject to the discretion of and approval by the board of directors and shareholders of NewGenIvf after their review of all relevant circumstances including NewGenIvf's financial results for the period ended and as of June 30, 2023. This new disclosure appears inconsistent with your prior representation that the $.7 million dividend had already been approved by the Board of Directors of NewGenIvf. It also remains unclear how Board approval is substantially different from shareholder approval since both groups appear to be controlled by Mr. Siu and his spouse. Please revise as previously requested.

Exhibits

6.   Please revise to ensure each exhibit is text-searchable. Refer to Item 301 of Regulation S-T.

Please contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Giovanni Caruso, Esq.